Exhibit 99.1
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2013, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company's Independent Registered Public Accounting Firm, who also audited the company's consolidated financial Statements for the year ended December 31, 2013.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Chartered Accountants to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Chartered Accountants
March 12, 2014
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Chartered Accountants
March 12, 2014
Calgary, Canada

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash	$18,368	$1,837
Trade and other receivables	141,651	170,972
Crude oil inventory	1,507	1,363
Financial derivatives (note 20)	10,087	20,167
Assets held for sale (note 5)	73,634	—
	245,247	194,339
Non-current assets
Exploration and evaluation assets (note 6)	162,987	240,015
Oil and gas properties (note 7)	2,222,786	2,037,576
Other plant and equipment (note 8)	29,559	28,392
Goodwill (note 9)	37,755	37,755
	$2,698,334	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$213,091	$181,558
Dividends payable to shareholders	27,586	26,811
Financial derivatives (note 20)	18,632	10,826
Liabilities related to assets held for sale (note 5)	10,241	—
	269,550	219,195
Non-current liabilities
Bank loan (note 10)	223,371	116,394
Long-term debt (note 11)	452,030	441,195
Asset retirement obligations (note 12)	221,628	265,520
Deferred income tax liability (note 16)	248,401	189,160
Financial derivatives (note 20)	869	7,201
	1,415,849	1,238,665

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 13)	2,004,203	1,860,358
Contributed surplus	53,081	65,615
Accumulated other comprehensive income (loss)	1,484	(12,462)
Deficit	(776,283)	(614,099)
	1,282,485	1,299,412
	$2,698,334	$2,538,077
Commitments and contingencies (note 21)
Subsequent events (note 25)

See accompanying notes to the consolidated financial statements.

On behalf of the Board

Baytex Energy Corp.
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts)

	Years Ended December 31
	2013	2012

Revenues, net of royalties (note 17)	$1,115,410	$1,024,949

Expenses
Production and operating	275,519	232,375
Transportation and blending	158,841	207,240
Exploration and evaluation (note 6)	10,286	12,202
Depletion and depreciation	328,953	297,797
General and administrative	45,461	44,646
Share-based compensation (note 14)	32,341	36,684
Financing costs (note 18)	50,335	47,191
Loss (gain) on financial derivatives (note 20)	13,132	(61,554)
Foreign exchange loss (gain) (note 19)	3,906	(4,739)
(Gain) on divestiture of oil and gas properties	(21,011)	(172,545)
Charge on redemption of long-term debt (note 11)	—	9,261
	897,763	648,558
Net income before income taxes	217,647	376,391
Income tax expense (note 16)
Current income tax (recovery) expense	(6,821)	10,162
Deferred income tax expense	59,623	107,598
	52,802	117,760
Net income attributable to shareholders	$164,845	$258,631
Other comprehensive income (loss)
Foreign currency translation adjustment	13,946	(8,916)
Comprehensive income	$178,791	$249,715

Net income per common share (note 15)
Basic	$1.33	$2.16
Diluted	$1.32	$2.12

Weighted average common shares (note 15)
Basic	123,749	119,959
Diluted	125,394	121,823

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	—	—	21,873
Vesting of share awards	20,118	(20,118)			—
Share-based compensation	—	36,684	—	—	36,684
Issued pursuant to dividend reinvestment plan	101,516	—	—	—	101,516
Comprehensive income for the year	—	—	(8,916)	258,631	249,715
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(327,029)	(327,029)
Exercise of share rights	30,919	(20,333)	—	—	10,586
Vesting of share awards	24,542	(24,542)	—	—	—
Share-based compensation	—	32,341	—	—	32,341
Issued pursuant to dividend reinvestment plan	88,384	—	—	—	88,384
Comprehensive income for the year	—	—	13,946	164,845	178,791
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
(1) Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Years Ended December 31
	2013	2012

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the year	$164,845	$258,631
Adjustments for:
Share-based compensation (note 14)	32,341	36,684
Unrealized foreign exchange loss (gain) (note 19)	9,828	(1,533)
Exploration and evaluation	10,286	12,202
Depletion and depreciation	328,953	297,797
Unrealized loss (gain) on financial derivatives (note 20)	11,905	(32,808)
(Gain) on divestitures of oil and gas properties	(21,011)	(172,545)
Current income tax expense on divestiture	—	10,162
Deferred income tax expense	59,623	107,598
Charge on redemption of long-term debt (note 11)	—	9,261
Financing costs (note 18)	50,335	47,191
Change in non-cash working capital (note 19)	3,447	11,570
Asset retirement obligations settled (note 12)	(12,076)	(6,905)
	638,476	577,305

Financing activities
Payment of dividends	(237,869)	(214,720)
Increase (decrease) in bank loan	106,977	(195,566)
Proceeds from issuance of long-term debt	—	293,690
Redemption of long-term debt	—	(156,863)
Issuance of common shares (note 13)	10,586	21,873
Interest paid	(43,019)	(35,459)
	(163,325)	(287,045)

Investing activities
Additions to exploration and evaluation assets (note 6)	(11,846)	(13,406)
Additions to oil and gas properties (note 7)	(539,054)	(405,219)
Property acquisitions	(3,168)	(144,042)
Corporate acquisition	(3,586)	—
Proceeds from divestiture of oil and gas properties	45,836	314,978
Current income tax expense on divestiture	—	(10,162)
Additions to other plant and equipment, net of disposals	(4,059)	(6,338)
Change in non-cash working capital (note 19)	59,269	(24,662)
	(456,608)	(288,851)
Impact of foreign currency translation on cash balances	(2,012)	(7,419)
Change in cash	16,531	(6,010)
Cash, beginning of year	1,837	7,847
Cash, end of year	$18,368	$1,837

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2013 and 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 12, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A portion of the Company's exploration, development and production activities are conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company's proportionate interest.

Operating Segments Reporting

Baytex's operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

Amounts recorded for depletion of oil and gas properties are based on a unit-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company's total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company's capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company's cash-generating units is subject to management's judgement.

Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 20. These estimates may vary from the actual prices achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at December 31, 2010 (in the case of awards made under the Share Rights Plan (as defined in note 14)) or the grant date (in the case of awards made under the Share Awards Incentive Plan (as defined in note 14)) taking into consideration management's best estimate of the number of shares that will vest. The fair value of the share rights granted under the Share Rights Plan is computed based on management's best estimate of the expected volatility, expected life of the right and estimated number of rights that will be exercised. The fair value of the restricted awards and performance awards encompassed by the Share Award Incentive Plan (the “Share Awards Plan”) is determined at the date of grant using the closing price of the common shares, an estimated forfeiture rate, and, for performance awards, an estimated payout multiplier. The future payout multiplier is estimated based on experienced past performance.

The amounts recorded for asset retirement obligations are estimated based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company's financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. If the cost of acquisition is below the fair values of the identifiable net assets acquired, the deficiency is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Crude Oil Inventory

Crude oil inventory, consisting of production in-transit in pipelines or in-tank at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)	Pre-license Costs
Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)	Exploration and Evaluation (“E&E”) Costs
Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined. The technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review quarterly to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proved and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)	Borrowing Costs and Other Capitalized Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has no qualifying assets that would allow for borrowing costs to be capitalized to the asset and all borrowing costs are expensed as incurred.

d)	Depletion and Depreciation
The net carrying value of oil and gas properties is depleted using the unit-of-production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proved and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

Goodwill is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro-rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount. No impairment losses have been recognized in the previous reporting periods.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised each period for the effect of any changes to timing related to cash flow or undiscounted abandonment costs and changes in discount and inflation rates. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position in Canadian dollars using the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point and collectability of the revenue is probable. Revenue is measured net of royalties (crown, freehold and gross overriding) and the Saskatchewan surcharge. These items are netted from revenue to reflect the deduction for other parties' proportionate share of the revenue.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant joint venture agreements. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method.

All risk management contracts are recorded in the consolidated statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company's expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified as FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. These instruments are classified as FVTPL. The Company does not use financial derivatives for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

As a result of the conversion of the legal structure of Baytex Energy Trust (the “Trust”) from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust granted under the Trust Unit Rights Incentive Plan (the "Unit Rights Plan") were exchanged for equivalent rights to acquire common shares of Baytex (“share rights”), which are governed by the terms of the Share Rights Plan (as defined in note 14). As such, the expense is determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial-lattice pricing model over the remaining vesting periods.

Expenses related to the Share Award Incentive Plan are determined based on the fair value grant date of the awards expected to vest over the vesting period.

Baytex's Share Rights Plan and Share Award Incentive Plan are further described in note 14.

4.	CHANGES IN ACCOUNTING POLICIES
Current Accounting Pronouncements
Presentation of Financial Statements

Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below. As of January 1, 2013, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.

Consolidation, Joint Ventures and Disclosures
Consolidated Financial Statements
IFRS 10 "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27 "Consolidation and Separate Financial Statements" and Standing Interpretations Committee ("SIC") 12 "Consolidation - Special Purpose Entities" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.
Joint Arrangement
IFRS 11 "Joint Arrangements" replaces the guidance in IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities - Non-Monetary Contributions by Ventures", and divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Baytex accounts for its joint arrangements as joint operations. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.

Disclosure of Interests in Other Entities
IFRS 12 "Disclosure of Interests in Other Entities" requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The retrospective adoption of the annual disclosure requirements of this standard did not have a material impact on the Company's consolidated financial statements.
Separate Financial Statements
IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.
Investments in Associates and Joint Ventures
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.
Fair Value Measurement
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on the Company's consolidated balance sheets to reflect an appropriate amount of risk of non-performance by the Company. The prospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.
Financial Instruments: Disclosures
IFRS 7 "Financial Instruments: Disclosures" has been amended to provide disclosure requirements about rights of offset and related agreements for financial statements under an enforceable master netting or similar agreement. The retrospective adoption of this amendment did not have any impact on the Company's consolidated financial statements.
Future Accounting Pronouncements

Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is assessing the impact of this interpretation on its consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement”, which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and defers the effective date of this standard indefinitely. The full impact from adoption will not be known until completion of the standard and may have an impact on the Company's accounting for financial assets and liabilities.

Financial Instruments: Presentation
IAS 32 "Financial Instruments: Presentation" has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure and is not expected to have a material impact on the Company's consolidated financial statements.

5.	ASSETS HELD FOR SALE
In December 2013, the Board of Directors of Baytex approved a proposed transaction with an oil and natural gas company to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River region of Alberta. At December 31, 2013, these assets and related liabilities were measured at carrying amount which was the lower of their carrying amount and estimated fair value less costs to sell. No fair value adjustment was recognized in the year. The Company has not recognized any depletion related to the assets held for sale subsequent to the approval of the proposed exchange. The Company expects to complete the exchange in the first half of 2014. Assets held for sale include $0.3 million of exploration and evaluation assets, $73.3 million of oil and gas properties. Liabilities related to assets held for sale include $10.2 million of asset retirement obligations.

6.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisitions	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale (note 5)	(305)
Foreign currency translation	2,652
As at December 31, 2013	$162,987

7.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Property acquisitions	108
Corporate acquisition	100
Transferred from exploration and evaluation assets	82,886
Assets held for sale (note 5)	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338
As at December 31, 2013	$3,223,768

Accumulated depletion
As at December 31, 2011	$439,259
Depletion for the year	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733
Depletion for the year	325,793
Divestitures	(10,191)
Assets held for sale (note 5)	(37,057)
Foreign currency translation	1,704
As at December 31, 2013	$1,000,982

Carrying value
As at December 31, 2012	$2,037,576
As at December 31, 2013	$2,222,786

In January 2013, Baytex disposed of certain assets which consisted of $20.8 million of oil and gas properties for total proceeds of $43.3 million. Gains totaling $21.0 million were recognized in the consolidated statements of income and comprehensive income.

On May 22, 2012, Baytex Energy USA Ltd., an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for cash proceeds of $310.6 million. Gains totaling $172.5 million were recognized in the statements of income and comprehensive income.

The carrying value of petroleum and natural gas properties are subject to impairment tests, which were calculated at December 31, 2013 using the following benchmark reference prices for the years 2014 to 2018 adjusted for commodity differentials specific to the Company:

	2014	2015	2016	2017	2018
WTI crude oil (US$/bbl)	94.65	88.37	84.25	95.52	96.96
AECO natural gas ($/MMBtu)	4.00	3.99	4.00	4.93	5.01
Exchange rate (CAD/USD)	0.94	0.94	0.94	0.94	0.94

Oil and natural gas prices reflect the NYMEX futures market as at year-end 2013. This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2018 have been adjusted for inflation at an annual rate of 1.5%. Based on the impairment test calculations, the Company's estimated discounted future net cash flows at 10% associated with proved and probable reserves exceeded the net book value of the oil and gas properties.

8.	OTHER PLANT AND EQUIPMENT

Cost

As at December 31, 2011	$58,801
Capital expenditures	6,338
Foreign currency translation	(24)
As at December 31, 2012	$65,115
Capital expenditures	4,298
Foreign currency translation	97
As at December 31, 2013	$69,510

Accumulated depreciation
As at December 31, 2011	$33,568
Depreciation	3,174
Foreign currency translation	(19)
As at December 31, 2012	$36,723
Depreciation	3,158
Foreign currency translation	70
As at December 31, 2013	$39,951

Carrying value
As at December 31, 2012	$28,392
As at December 31, 2013	$29,559

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

9.	GOODWILL

As at	December 31, 2013	December 31, 2012
Cost	$37,755	$37,755
Carrying value	$37,755	$37,755

The carrying value of the assets supporting goodwill was determined to be lower than the recoverable amount, calculated based on the higher of value-in-use and fair value less cost to sell, and no impairment loss was recognized.

The Company estimates value-in-use based on a discounted cash flow model that uses a pre-tax discount rate based on the reserve report generated by an independent external party and approved by the Board of Directors on an annual basis. The reserve report is based on an estimated remaining reserve life up to a maximum of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered. Value-in-use, related to this goodwill impairment test, was determined by discounting the future cash flows generated from the related CGU's using key assumptions listed in note 7.

10.	BANK LOAN

As at	December 31, 2013	December 31, 2012
Bank loan	$223,371	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity and Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2013 include credit facility amendment fees of $2.1 million ($0.8 million for the year ended December 31, 2012). The weighted average interest rate on the bank loan for the year ended December 31, 2013 was 4.61% (3.95% for the year ended December 31, 2012).

11.	LONG-TERM DEBT

As at	December 31, 2013	December 31, 2012
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$157,673	$147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,357	293,890
	$452,030	$441,195

On July 19, 2012, Baytex issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Accretion expense on debentures of $0.7 million has been recorded in financing costs for the year ended December 31, 2013 (year ended December 31, 2012 - $0.6 million).

12.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2013	December 31, 2012
Balance, beginning of year	$265,520	$260,411
Liabilities incurred	14,901	7,092
Liabilities settled	(12,076)	(6,905)
Liabilities acquired	—	1,037
Liabilities divested	(1,409)	(2,372)
Accretion	7,011	6,631
Change in estimate(1)	(42,226)	(328)
Liabilities related to assets held for sale (note 5)	(10,241)	—
Foreign currency translation	148	(46)
Balance, end of year	$221,628	$265,520

(1)	Changes in the status of wells, discount rates, and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 50 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at December 31, 2013 is $318.6 million (December 31, 2012 - $318.7 million). The amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2013 using an estimated annual inflation rate of 2.0% (December 31, 2012 - 2.0%) and discounted at a risk free rate of 3.0% (December 31, 2012 - 2.5%) is $221.6 million (December 31, 2012 - $265.5 million).

13.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	—	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384
Balance, December 31, 2013	125,392	$2,004,203

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank among themselves equally and with regard to the Company's net assets in the event of termination or winding-up of the Company.

Monthly dividends of $0.22 per common share were declared by the Company during the years ended December 31, 2013 and 2012 for total dividends declared of $327.0 million ($237.7 million net of dividend reinvestment) and $317.1 million ($215.2 million net of dividend reinvestment), respectively.

Subsequent to December 31, 2013, the Company announced that a monthly dividend in respect of January and February 2014 operations of $0.22 per common share ($27.7 million and $27.7 million, respectively) will be payable on February 15, 2014 and March 14, 2014 to shareholders of record on January 31, 2014 and February 28, 2014, respectively.

14.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% (2012 - 10.0%) of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $30.7 million for the year ended December 31, 2013 (year ended December 31, 2012 - $33.8 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at a weighted average of 9.7% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $42.91 per restricted award and performance award granted during the year ended December 31, 2013 (year ended December 31, 2012 - $50.22 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)
Balance, December 31, 2013	723	580	1,303

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no grants have been made under the Share Rights Plan since December 31, 2010. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $1.6 million for the year ended December 31, 2013 (year ended December 31, 2012 - $2.9 million). As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2011(1)	2,971	$16.98
Exercised(2)	(1,366)	16.01
Forfeited(1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79
Exercised(2)	(802)	13.53
Forfeited(1)	(6)	27.77
Balance, December 31, 2013(1)	717	$17.69

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2013:

	Exercise Prices Applying Original Grant Price			Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price
$1.38 to $8.75	—	—	$—	6	0.3	$2.59
$8.76 to $16.25	5	0.2	12.46	114	0.6	12.03
$16.26 to $23.75	119	0.6	22.46	537	0.9	17.78
$23.76 to $31.25	558	0.9	27.72	47	1.3	27.77
$31.26 to $38.75	33	1.6	34.62	12	1.4	33.38
$38.76 to $47.72	2	2.0	45.97	1	2.0	39.99
$1.38 to $47.72	717	0.9	$27.11	717	0.9	$17.69

15.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services not yet recognized, are assumed to be used to purchase common shares at the average market price during the periods.

	Years Ended December 31
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$164,845	123,749	$1.33	$258,631	119,959	$2.16
Dilutive effect of share awards	—	1,180	—	—	1,117	—
Dilutive effect of share rights	—	465	—	—	747	—
Net income - diluted	$164,845	125,394	$1.32	$258,631	121,823	$2.12

For the years ended December 31, 2013, and 2012, no share rights were anti-dilutive.

16.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Years Ended December 31
	2013	2012
Net income before income taxes	$217,647	$376,391
Expected income taxes at the statutory rate of 25.46% (2012 – 25.51%)(1)	55,413	96,017
Increase (decrease) in income taxes resulting from:
Share-based compensation	8,233	9,357
Effect of rate adjustments for foreign jurisdictions	(4,685)	20,742
Effect of change in opening tax pool balances	(22)	(8,025)
Remeasurement of deferred tax assets	(6,419)	—
Other	282	(331)
Income tax expense	$52,802	$117,760

(1)	The change in statutory rate is mainly related to changes in the provincial apportionment of income.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2012	Recognized in Net Income	Acquired in Business Combination	Foreign Currency Translation Adjustment	December 31, 2012
Taxable temporary differences:
Petroleum and natural gas properties	$(275,706)	$(33,833)	$—	$—	$(309,539)
Deferred income	(86,019)	45,220	—	—	(40,799)
Other	(2,700)	582	—	1,522	(596)
Deductible temporary differences:
Asset retirement obligations	55,038	12,253	—	—	67,291
Financial derivatives	7,362	(7,908)	—	—	(546)
Non-capital losses	215,462	(129,877)	—	—	85,585
Finance costs	3,479	5,965	—	—	9,444
Net deferred income tax liability(1)	$(83,084)	$(107,598)	$—	$1,522	$(189,160)

(1)	Non-capital loss carry-forwards totaled $335.6 million and expire from 2026 to 2031.

As at	January 1, 2013	Recognized in Net Income	Acquired in Business Combination	Foreign Currency Translation Adjustment	December 31, 2013
Taxable temporary differences:
Petroleum and natural gas properties	$(309,539)	$(37,992)	$3,486	$—	$(344,045)
Deferred income	(40,799)	(3,245)	—	—	(44,044)
Other	(596)	1,928	—	(3,104)	(1,772)
Deductible temporary differences:
Asset retirement obligations	67,291	(5,202)	—	—	62,089
Financial derivatives	(546)	2,943	—	—	2,397
Non-capital losses	85,585	(20,027)	—	—	65,558
Finance costs	9,444	1,972	—	—	11,416
Net deferred income tax liability(1)(2)	$(189,160)	$(59,623)	$3,486	$(3,104)	$(248,401)

(1)	Non-capital loss carry-forwards totaled $225.1 million and expire from 2026 to 2031.

(2)
The Company has accumulated earnings and profits in its U.S. subsidiary of $97.2 million. The Company intends to reinvest these profits for the foreseeable future and has therefore not recognized a deferred tax liability in respect of these amounts.

17.	REVENUES

	Years Ended December 31
	2013	2012
Petroleum and natural gas revenues	$1,363,874	$1,215,606
Royalty charges	(252,049)	(194,535)
Royalty income	3,585	3,878
Revenues, net of royalties	$1,115,410	$1,024,949

18.	FINANCING COSTS

	Years Ended December 31
	2013	2012
Bank loan and other	$10,139	$11,074
Long-term debt	30,945	28,623
Accretion on asset retirement obligations	7,011	6,631
Debt financing costs	2,240	863
Financing costs	$50,335	$47,191

19.	SUPPLEMENTAL INFORMATION
Change in Non-Cash Working Capital Items

	Years Ended December 31
	2013	2012
Trade and other receivables	$32,373	$35,173
Crude oil inventory	(144)	(466)
Trade and other payables	30,487	(47,799)
	$62,716	$(13,092)
Changes in non-cash working capital related to:
Operating activities	3,447	11,570
Investing activities	59,269	(24,662)
	$62,716	$(13,092)

Foreign Exchange

	Years Ended December 31
	2013	2012
Unrealized foreign exchange loss (gain)	$9,828	$(1,533)
Realized foreign exchange (gain)	(5,922)	(3,206)
Foreign exchange loss (gain)	$3,906	$(4,739)

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the production and operating expense and general and administrative expense.

	Years Ended December 31
	2013	2012
Production and operating	$9,209	$7,975
General and administrative	29,812	28,420
Total employee compensation costs	$39,021	$36,395

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	As at December 31, 2013		As at December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Cash	$18,368	$18,368	$1,837	$1,837	Level 1
Derivatives	10,087	10,087	20,167	20,167	Level 2
Total FVTPL(1)	$28,455	$28,455	$22,004	$22,004

Loans and receivables
Trade and other receivables	$141,651	$141,651	$170,972	$170,972	—
Total loans and receivables	$141,651	$141,651	$170,972	$170,972

Financial Liabilities
FVTPL(1)
Derivatives	$(19,501)	$(19,501)	$(18,027)	$(18,027)	Level 2
Total FVTPL(1)	$(19,501)	$(19,501)	$(18,027)	$(18,027)

Other financial liabilities
Trade and other payables	$(213,091)	$(213,091)	$(181,558)	$(181,558)	—
Dividends payable to shareholders	(27,586)	(27,586)	(26,811)	(26,811)	—
Bank loan	(223,371)	(223,371)	(116,394)	(116,394)	—
Long-term debt	(452,030)	(478,672)	(441,195)	(476,193)	—
Total other financial liabilities	$(916,078)	$(942,720)	$(765,958)	$(800,956)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2013 or 2012.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canadian dollar - U.S. dollar exchange rate.

At December 31, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly average rate forward	January to June 2014	US$ 1.00 million	1.0957	(1)
Monthly forward spot sale	January to June 2014	US$ 3.00 million	1.0924	(2)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0300 – 1.0600	(1)
Monthly average rate forward	January to December 2014	US$ 2.00 million	1.0388	(2)
Monthly forward spot sale	January to December 2014	US$ 8.50 million	1.0457	(2)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0350 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0375 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0400 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0430 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0450 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.50 million	1.0500 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0550 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0575 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0650 – 1.1100	(1)(3)
Sold call option	July to December 2014	US$ 6.00 million	1.0500	(1)(4)
Sold call option	July to December 2014	US$ 4.00 million	1.0520	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.00 million	1.0750	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.50 million	1.0800	(1)(4)
Sold call option	July 2014 to December 2015	US$ 1.50 million	1.0900	(1)(4)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).
(3) Monthly sales price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2013 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange rate
Loss (gain) on currency derivative contracts	$5,127	$(5,226)
(Gain) loss on other monetary assets/liabilities	(871)	871
Net income decrease (increase)	$4,256	$(4,355)

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
U.S. dollar denominated	US$102,367	US$124,048	US$194,924	US$201,980

Interest Rate Risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at December 31, 2013, $223.4 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2013 by approximately $2.9 million. Baytex uses a combination of short-term and long-term debt to finance operations.

As at December 31, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2013, a 10% increase in oil prices would increase the unrealized loss at December 31, 2013 by $55.3 million, while a 10% decrease would decrease the unrealized loss at December 31, 2013 by $49.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2013, a 10% increase in natural gas prices would increase the unrealized loss at December 31, 2013 by $4.1 million, while a 10% decrease would decrease the unrealized loss at December 31, 2013 by $4.2 million.

Financial Derivative Contracts

At December 31, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2014	15,000 bbl/d	US$100.04	WTI
Fixed – Sell	January to June 2014	2,750 bbl/d	US$100.27	WTI
Fixed – Sell	January to September 2014	1,000 bbl/d	US$97.98	WTI
Fixed – Sell	January to December 2014	3,500 bbl/d	US$95.43	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI
Fixed – Sell	April to June 2014	6,000 bbl/d	US$99.96	WTI
Basis swap	January to December 2014	2,000 bbl/d	WTI less US$22.90	WCS
Sold call option(2)	April to December 2014	1,000 bbl/d	US$96.50	WTI
Sold call option(2)	April to December 2014	2,000 bbl/d	US$98.00	WTI
Sold call option(2)	April to September 2014	2,000 bbl/d	US$100.00	WTI
Fixed – Sell	July to September 2014	3,500 bbl/d	US$99.57	WTI
Fixed – Sell	July to December 2014	3,000 bbl/d	US$95.40	WTI
Sold call option(2)	July 2014 to June 2015	2,000 bbl/d	US$94.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/unit(1)	Index
Price collar	January to March 2014	10,000 mmBtu/d	US$4.00 – US$4.50	NYMEX
Price collar	January to March 2014	2,500 mmBtu/d	US$4.20 – US$4.60	NYMEX
Basis swap	January to March 2014	15,000 mmBtu/d	NYMEX less US$0.363	AECO
Fixed – Sell	January to March 2014	5,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	January to October 2014	3,250 mmBtu/d	US$4.20	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Sold call option	April to October 2014	5,000 mmBtu/d	US$3.90	NYMEX
Fixed – Sell	April to October 2014	2,500 mmBtu/d	US$4.18	NYMEX
Fixed – Sell	April 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	November 2014 to March 2015	5,000 mmBtu/d	US$4.36	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Years Ended December 31
	2013	2012
Realized loss (gain) on financial derivatives	$1,227	$(28,746)
Unrealized loss (gain) on financial derivatives	11,905	(32,808)
Loss (gain) on financial derivatives	$13,132	$(61,554)

Physical Delivery Contracts

As at December 31, 2013, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	January to December 2014	2,000 bbl/d	WTI x 81.00%

(1)	Based on the weighted average price/unit for the remainder of the contract.

At December 31, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2014	9,000 bbl/d
Raw bitumen	April to June 2014	9,200 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2013, Baytex had available unused bank credit facilities in the amount of $626.6 million (as at December 31, 2012 - $574.8 million).
The timing of cash outflows (excluding interest) relating to financial liabilities as at December 31, 2013 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$213,091	$213,091	$—	$—	$—
Dividends payable to shareholders	27,586	27,586	—	—	—
Bank loan(1)	223,371	—	—	223,371	—
Long-term debt(2)	459,540	—	—	—	459,540
	$923,588	$240,677	$—	$223,371	$459,540

(1)
The bank loan is a covenant-based revolving loan that is extendible annually, for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017 with all amounts to be re-paid on such date.

(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company's financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2013, $0.4 million was written-off in relation to balances already previously provided for (year ended December 31, 2012 - $0.1 million added).

As at December 31, 2013, allowance for doubtful accounts was $0.7 million (December 31, 2012 - $1.1 million). As at December 31, 2013, accounts receivable that Baytex has deemed past due but not impaired was $1.9 million (December 31, 2012 - $7.2 million).

21.	COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Operating leases	41,747	6,496	13,155	13,142	8,954
Processing agreements	35,593	4,107	6,815	5,550	19,121
Transportation agreements	72,778	6,592	19,835	17,974	28,377
Total	$150,118	$17,195	$39,805	$36,666	$56,452

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2013 was $6.3 million (December 31, 2012 - $6.5 million). Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has renewal options to extend its lease at the option of the lessee at lease payments based on market prices on one of its leased office buildings. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company's financial position or reported results of operations.

At December 31, 2013, Baytex has $8.8 million of outstanding letters of credit (December 31, 2012 - $8.8 million).

22.	RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors) are noted in the table below:

	Years Ended December 31
	2013	2012
Short-term employee benefits	$7,898	$8,232
Share-based compensation	15,989	10,291
Termination payments	—	8,241
Total compensation for key management personnel	$23,887	$26,764

23.	GEOGRAPHIC INFORMATION

Baytex has operations principally in Canada and the United States. Baytex's entire operating activities are related to the acquisition, development and production of oil and natural gas. The following geographic information has been prepared by segregating the results into the geographic areas in which Baytex operates.

	Canada		United States		Total
	2013	2012	2013	2012	2013	2012
Years ended December 31
Gross revenues to external customers	$1,260,767	$1,154,636	$106,692	$64,848	$1,367,459	$1,219,484
Royalties	(211,499)	(174,962)	(40,550)	(19,573)	(252,049)	(194,535)
Revenue, net of royalties to external customers	$1,049,268	$979,674	$66,142	$45,275	$1,115,410	$1,024,949
As at December 31
Exploration and evaluation assets	$127,431	$200,439	$35,556	$39,576	$162,987	$240,015
Oil and gas properties	1,970,232	1,863,520	252,554	174,056	2,222,786	2,037,576
Other plant and equipment	28,322	27,444	1,237	948	29,559	28,392
Goodwill	37,755	37,755	—	—	37,755	37,755
Total non-current assets	$2,163,740	$2,129,158	$289,347	$214,580	$2,453,087	$2,343,738

24.	CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders' equity. Total monetary debt is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivative contracts and assets held for sale and liabilities related to assets held for sale)) and the principal amount of long-term bank loan and debt. At December 31, 2013, total monetary debt was $762.1 million (December 31, 2012 - $599.8 million).

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. Baytex is in compliance with all financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. The Company's objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

The Company's financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

25.	SUBSEQUENT EVENTS
On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Ltd. ("Aurora") for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora's assets are primarily in Texas, USA.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"), as amended. On March 4, 2014, the Company received approval from the Federal Trade Commission with respect to HSR. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in late May 2014.

To finance the acquisition of Aurora, Baytex has completed a subscription receipt financing and entered into a commitment letter with a Canadian chartered bank to establish new credit facilities, as described in more detail below.

On February 6, 2014, Baytex entered into an agreement, on a “bought-deal” basis, with a syndicate of underwriters for an offering of 33,420,000 subscription receipts (“Subscription Receipts”) at a price of $38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Arrangement, one common share of the Company for aggregate gross proceeds of approximately $1.3 billion. The Company granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,013,000 Subscription Receipts. At the closing of the offering of the Subscription Receipts on February 24, 2014, Baytex issued 38,433,000 subscription receipts for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow.

On February 6, 2014, Baytex entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), new non-revolving facilities consisting of a $200 million term facility and a $1.3 billion equity bridge loan and a new borrowing base facility in the amount of US$300 million for a U.S. subsidiary of Aurora (to be established upon closing of the Arrangement as a replacement for an existing facility). As a result of the completion of the Subscription Receipt financing, the $1.3 billion equity bridge loan is no longer available.

26.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"), to replace a Short Form Base Shelf Prospectus filed on August 4, 2011. The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect 100% owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries and intercompany loans, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

For purposes of this note, Baytex accounts for investments in their subsidiary undertakings at cost less impairment because one of the guarantor subsidiaries owns 100% of the non-guarantor subsidiary. If Baytex were to use equity accounting, the results for the period would be affected as indicated below.

Increase (decrease)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
As at and for the year ended December 31, 2013
Total assets	$199,016	$81,798	$—	$(280,814)	$—
Total shareholders' equity	199,016	81,798	—	(280,814)	—
Net income	176,880	20,181	—	(197,061)	—

As at and for the year ended December 31, 2012
Total assets	$20,723	$26,112	$—	$(46,835)	$—
Total shareholders' equity	20,723	26,112	—	(46,835)	—
Net income	266,605	19,537	—	(286,142)	—

The following tables present consolidating financial information prepared using the cost method as at December 31, 2013, and December 31, 2012 and for the years ended December 31, 2013 and 2012 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
As at December 31, 2013
Current assets	$—	$231,719	$13,528	$—	$245,247
Intercompany advances and investments	1,809,264	119,404	69,529	(1,998,197)	—
Non-current assets	—	2,453,087	—	—	2,453,087
Current liabilities	40,502	228,713	335	—	269,550
Intercompany payables	36,682	466,836	924	(504,442)	—
Non-current liabilities	449,595	696,704	—	—	1,146,299
Shareholders' equity	$1,282,485	$1,411,957	$81,798	$(1,493,755)	$1,282,485

As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,843,890	126,817	70,298	(2,041,005)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Intercompany payables	86,967	681,876	—	(768,843)	—
Non-current liabilities	441,195	578,275	—	—	1,019,470
Shareholders' equity	$1,278,689	$1,222,552	$70,333	$(1,272,162)	$1,299,412

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2013
Revenues, net of royalties	$30,475	$1,116,545	$20,387	$(51,997)	$1,115,410
Production, operation and exploration	—	285,805	—	—	285,805
Transportation and blending	—	158,841	—	—	158,841
General, administrative and share-based compensation	1,135	77,606	196	(1,135)	77,802
Financing, derivatives, foreign exchange and other gains/losses	41,375	55,839	10	(50,862)	46,362
Depletion and depreciation	—	328,953	—	—	328,953
Income tax expense	—	52,802	—	—	52,802
Equity in earnings	$176,880	$20,181	$—	$(197,061)	$—
Net income	$164,845	$176,880	$20,181	$(197,061)	$164,845
Other comprehensive income		$13,946			$13,946

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2012
Revenues, net of royalties	$27,970	$1,026,451	$19,804	$(49,276)	$1,024,949
Production, operation and exploration	—	244,577	—	—	244,577
Transportation and blending	—	207,240	—	—	207,240
General, administrative and share-based compensation	1,502	81,065	265	(1,502)	81,330
Financing, derivatives, foreign exchange and other gains/losses	34,442	(169,056)	2	(47,774)	(182,386)
Depletion and depreciation	—	297,797	—	—	297,797
Income tax expense	—	117,760	—	—	117,760
Equity in earnings		$19,537		$(19,537)	$—
Net income (loss)	$(7,974)	$266,605	$19,537	$(19,537)	$258,631
Other comprehensive (loss)	$—	$(8,916)		$—	$(8,916)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2013
Cash provided by (used in):
Operating activities	$29,373	$580,321	$28,782	$—	$638,476
Payment of dividends	(237,869)	—	—	—	(237,869)
Increase in bank loan	—	106,977	—	—	106,977
Change in intercompany loans	228,229	(233,523)	5,294	—	—
Increase in equity	10,586	—	—	—	10,586
Interest paid	(30,319)	8,097	(20,797)	—	(43,019)
Financing activities	$(29,373)	$(118,449)	$(15,503)	$—	$(163,325)
Additions to exploration and evaluation assets	—	(11,846)	—	—	(11,846)
Additions to oil and gas properties	—	(539,054)	—	—	(539,054)
Property acquisitions	—	(3,168)	—	—	(3,168)
Corporate acquisition	—	(3,586)	—	—	(3,586)
Proceeds from divestitures	—	45,836	—	—	45,836
Additions to other plant and equipment, net of disposals	—	(4,059)	—	—	(4,059)
Change in non-cash working capital	—	59,269	—	—	59,269
Investing activities	$—	$(456,608)	$—	$—	$(456,608)
Impact of foreign currency translation on cash balances	—	(2,012)	—	—	(2,012)
Change in cash	—	3,252	13,279	—	16,531
Cash, beginning of year	—	1,588	249	—	1,837
Cash, end of year	$—	$4,840	$13,528	$—	$18,368

For the year ended December 31, 2012
Cash provided by (used in):
Operating activities	$26,833	$554,803	$(4,331)	$—	$577,305
Payment of dividends	(214,720)	17,879	(17,879)	—	(214,720)
Increase in bank loan	—	(195,566)	—	—	(195,566)
Proceeds from issuance of long-term debt	293,690	—	—	—	293,690
Redemption of long-term debt	(156,863)	—	—	—	(156,863)
Change in intercompany loans	52,909	269,789	(322,698)	—	—
Increase in investments	—	(322,698)	—	322,698	—
Increase in equity	21,873	—	322,698	(322,698)	21,873
Interest paid	(23,722)	(33,947)	22,210	—	(35,459)
Financing activities	$(26,833)	$(264,543)	$4,331	$—	$(287,045)
Additions to exploration and evaluation assets	—	(13,406)	—	—	(13,406)
Additions to oil and gas properties	—	(405,219)	—	—	(405,219)
Property acquisitions	—	(144,042)	—	—	(144,042)
Proceeds from divestitures	—	314,978	—	—	314,978
Current income tax expense on divestiture	—	(10,162)	—	—	(10,162)
Additions to other plant and equipment, net of disposals	—	(6,338)	—	—	(6,338)
Change in non-cash working capital	—	(24,662)	—	—	(24,662)
Investing activities	$—	$(288,851)	$—	$—	$(288,851)
Impact of foreign currency translation on cash balances	—	(7,419)	—	—	(7,419)
Change in cash	—	(6,010)	—	—	(6,010)
Cash, beginning of year	—	7,847	—	—	7,847
Cash, end of year	$—	$1,837	$—	$—	$1,837